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                                                     Commission File No. 1-14812


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of December 2001

                               ----------------

                          GLOBAL-TECH APPLIANCES INC.
    (Exact Name of Registrant as Specified in its Charter and Translation of
                        Registrant's Name into English)


                             British Virgin Islands
                (Jurisdiction of incorporation or organization)

Kin Teck Industrial Building, 12/F, 26 Wong Chuk Hang Road, Aberdeen, Hong Kong
                    (Address of principal executive offices)

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     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                     Form 20-F  [X]        Form 40-F    [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                         Yes   [_]               No  [X]



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     Attached hereto as Exhibit 1 and incorporated by reference herein is the
Registrant's press release dated December 6, 2001, announcing the Registrant's financial results for the second quarter of fiscal 2002 ended September 30, 2001.

     Attached hereto as Exhibit 2 and incorporated by reference herein is the Registrant's Quarterly Report for the Three and Six Months ended September 30, 2001, including financial statements and Management's Discussion and Analysis.

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                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  December 26, 2001

                                          GLOBAL-TECH APPLIANCES INC.

                                          By:       /s/ Brian Yuen
                                             -----------------------------------
                                                       Brian Yuen
                                                   Assistant Secretary

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                                 EXHIBIT INDEX

Exhibit Number    Description                                        Page Number
--------------    -----------                                        -----------

     1            Press Release dated December 6, 2001                     6

     2            Quarterly Report for the Three and Six Months           11
                      ended September 30, 2001

                                       4